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                         Marketing Worldwide Corporation
                 2212 Grand Commerce Dr., Howell, Michigan 48855


                                  July 17, 2007

                                                                  FILED ON EDGAR
                                                                  --------------

Mr. Joshua Ravitz
Division of Corporate Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Telephone 202.551.4817
Facsimile 202.772.9202

RE: Marketing Worldwide Corporation

    Registration Statement on Form SB-2
    File No. 333-143333

Dear Mr. Ravitz:

         Marketing Worldwide Corporation, a Delaware corporation, hereby requests acceleration of the effective date of its registration statement on Form SB-2 pursuant to Rule 461. Please allow the registration statement to become effective at 10:00 a.m. on Friday, July 20, 2007 or as soon thereafter as practical.

         In connection with this request, Marketing Worldwide Corporation hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your prompt attention to this matter.

                                    Sincerely yours,
                                    /s/ James Marvin
                                    ---------------------------
                                    James Marvin
                                    Chief Financial Officer